DEGARO INNOVATIONS INC.
Lot 107, Roaring River,
Steer Town PO, St. Ann, Jamaica
(876) 347-9493

June 3, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F. Street, NE
Washington, D.C. 20549-4631

Attention:	Edward M. Kelly, Esq.

Dear Sirs:

Re:	Degaro Innovations Corp.
Pre-effective Amendment 3 to Registration Statement on Form S-1
File No. 333-169770

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated May 31, 2011 (the "Comment Letter") regarding the above-referenced Registration Statement of Degaro Innovations filed with the Commission on January 25, 2011.

Registration Statement's Facing Page

1.	The EDGAR system reflects that Degaro Innovations' primary standard industrial classification code number is 5211. Please revise.

Response: We have revised the SIC number to 5211 in the Form S-1/A filed concurrently with this response.

2.	Specify the subpart of Rule 457 used for estimating the registration fee.

Response: We have added the following disclosure to the disclosure relating to the amount of the registration fee in the Form S-1/A filed concurrently with this response:

“The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o). Our common stock is not traded on any national exchange and in accordance with Rule 457; the offering price was determined by the price of the shares that were sold to our shareholders in a private placement memorandum. The price of $0.002 is a fixed price at which the selling stockholders may sell their shares until our common stock is quoted on the OTCBB at which time the shares may be sold at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.”

DEGARO INNOVATIONS INC.
Lot 107, Roaring River,
Steer Town PO, St. Ann, Jamaica
(876) 347-9493

Note 3. Property and Equipment, page F-7

3.	Please disclose the method estimated useful lives used to compute depreciation for each major category of property and equipment. Refer to ASC 360-10-50-1.

Response: We have added the following disclosure to Note 3 of the financial statements included in the Form S-1/A filed concurrently with this response:

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally, accelerated depreciation methods) for tax purposes where appropriate. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

			January 31, 2011	July 31, 2010
		Accumulated	Net Carrying	Net Carrying
	Cost	Depreciation	Value	Value

Equipment	$12,370	$155	$12,215	$–

The estimated service lives of property and equipment are principally as follows:

Equipment	10 years

Exhibit 5.1

4.	Update the opinion to state that it is based upon the laws of the state of Nevada.

Response: We have attached an updated opinion from our Nevada counsel with the Form S-1/A filed concurrently with this response.

Yours truly,

/s/ Sheryl Briscoe

Sheryl Briscoe